August 11, 2025

Wai Lau
Chief Executive Officer
Intelligent Group Ltd
1203C, Level 12, Tower 1
Admiralty Centre, 18 Harcourt Road
Admiralty, Hong Kong

       Re: Intelligent Group Ltd
           Form 20-F filed April 14, 2025
           File No. 001-41974
Dear Wai Lau:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F filed April 14, 2025
Item 15. Controls and Procedures
Management's Annual Report on Internal Control over Financial Reporting, page
75

1.     We note your disclosure that your annual report does not include a report of
       management   s assessment regarding internal control over financial
reporting due to a
       transition period established by rules of the SEC for newly public companies. An
       issuer does not need to include a report of management   s assessment
regarding
       internal control over financial reporting until it either had been required to file an annual report for the prior fiscal year or had filed an annual report for the prior fiscal year. It appears you filed an annual report on Form 20-F for the fiscal year ended
       November 30, 2023 on March 29, 2024. Accordingly, please amend your Form 20-F
       to include a report of management   s assessment regarding internal
control over
       financial reporting. Refer to Instruction 1 to Item 15 of Form 20-F for guidance.
       Please ensure the amendment includes updated certifications that are currently dated and signed by your current CEO and CFO.
 August 11, 2025
Page 2

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Patrick Kuhn at 202-551-3308 or Abe Friedman at 202-551-8298 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services